MOKO.mobi Limited ACN 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW, 2000, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

August 5, 2015

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re: MOKO Social Media Limited

Registration Statement on Form F-3

File No. 333-205656

Dear Ms. Jacobs:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced filing so that such registration statement will become effective as of 4:00pm on August 7, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,